UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Arqit Quantum Inc.
(Name of Issuer)

Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G0567U101
(CUSIP Number)

Heritage Assets SCSp c/o Heritage Services SAM 7 rue du Gabian - 98000 Monaco Attention: Cristina Levis +377 97 97 63 19
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G0567U101

1.	NAME OF REPORTING PERSON
Heritage Assets SCSp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
29,458,178(1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
29,458,178(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,458,178(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)

Includes 5,769,231 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) that could be obtained upon the conversion of 5,769,231 registered direct warrants (the “Registered Direct Warrants) received in connection with the securities purchase agreement, dated September 8, 2023 by and among the Issuer and Heritage Assets SCSP (“Heritage Assets”), with each Registered Direct Warrant providing the right to purchase one Ordinary Share at a price of $0.78 per share.

CUSIP No.: G0567U101

1.	NAME OF REPORTING PERSON
M Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
29,458,178(1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
29,458,178(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,458,178(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 5,769,231 Ordinary Shares that could be obtained upon the conversion of 5,769,231 Registered Direct Warrants.

CUSIP No.: G0567U101

1.	NAME OF REPORTING PERSON
Manfredi Lefebvre d’Ovidio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Italian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
29,458,178(1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
29,458,178(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,458,178(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 5,769,231 Ordinary Shares that could be obtained upon the conversion of 5,769,231 Registered Direct Warrants.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by Heritage Assets, a Luxembourg company, M Management S.A., a Luxembourg company (“M Management”), and Manfredi Lefebvre d’Ovidio, an Italian citizen (collectively, the “Reporting Persons”), with respect to the Ordinary Shares of Arqit Quantum Inc., a Cayman Islands exempted limited liability company (the “Issuer”), to amend the Schedule 13D filed by the Reporting Persons on December 9, 2021 (the “Schedule 13D”).

ITEM 1.	Security and Issuer.

No material changes.

ITEM 2.	Identity and Background.

No material changes.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by the following:

The ordinary shares reported herein as beneficially owned by the Reporting Persons were acquired by Arqit Quantum, Inc. in connection with the securities purchase agreement (the “Purchase Agreement”) pursuant to which Heritage Assets SCSP agreed to purchase 5,769,231, together with warrants to purchase up to 5,769,231 Ordinary Shares at a combined offering price of $0.78 per Ordinary Share and accompany warrant. The Ordinary Shares pursuant to the Purchase Agreement reported herein were acquired with cash in the aggregate amount of $4,500,000.18.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the information in Item 3 of this Amendment No. 2.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 14.4% of the outstanding Ordinary Shares. Calculations of the percentage of the shares of Ordinary Shares beneficially owned is based on 204,971,946 Ordinary Shares outstanding as of September 12, 2022, based on information provided by the Issuer.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Ordinary Shares during the sixty days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

No material changes.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K (File No.001-40777) filed on September 11, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2023	HERITAGE ASSETS SCSp

	By:	M Management S.A.
	Its:	Manager

	By:	/s/ Manfredi Lefebvre d’Ovidio
	Name:	Manfredi Lefebvre d’Ovidio
	Title:	Director

Dated: September 15, 2023	M MANAGEMENT S.A.

	By:	/s/ Manfredi Lefebvre d’Ovidio
	Name:	Manfredi Lefebvre d’Ovidio
	Title:	Director
Dated: September 15, 2023
/s/ Manfredi Lefebvre d’Ovidio
Manfredi Lefebvre d’Ovidio